EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7-18-02

FOR JULY 18, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, July 16, 2002

Sirs
Comisión Nacional de Valores
S___/___D

Re: Reporting Duty

Dear Sirs:

Please be informed that on July 15, 2002, Mr. Oscar Cristianci, Enzo Badalotti, Oscar Chichetti and Franco Livini were summoned to attend the mediation meetings scheduled for July 19, 2002, with respect to the following claims: (i) "Farallon Telco Argentina LLC c/ Nortel Inversora S.A. and Others s/ Nullification of Ordinary Shareholders' Meeting" and (ii) "Farallon Telco Argentina LLC c/ Nortel Inversora S.A. and Others s/Nullification of Extraordinary Shareholders' Meeting", of which you were informed of on July 15, 2002.

Also, please be informed that Mr. Oscar Cristianci and Franco Livini were only informed of the mediation meeting related to the nullification of the Extraordinary Shareholders' Meeting, Mr. Oscar Cichetti was informed of the mediation meeting relating to the nullification of the Ordinary Shareholders' Meeting and Mr. Enzo Badalotti was informed of the mediation meeting relating to the nullification of both shareholders' meetings.

Finally, please be informed that Mr. Enzo Badalotti and Oscar Cichetti are no longer Directors of the Company and they do not reside in Argentina.

This circumstance has been brought to the attention of the mediator elected by the plaintiff.

Without further comments, we salute you attentively.

María Blanco Salgado
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2002

NORTEL INVERSORA S.A.

By: ______________________

Name: Maria Elvira Cosentino

Title: General Manager and Sole Officer